November 7, 2024
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance

Attention:	Madeleine Joy Mateo
Christian Windsor

Re:	Abacus Life, Inc.
Registration Statement on Form S-3
Filed October 21, 2024
Response Letter Dated November 4, 2024
File No. 333-282747
To the addressees set forth above:
This letter respectfully sets forth the response of Abacus Life, Inc. (the “Company”) to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated November 6, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on October 21, 2024 (the “S-3”).
For ease of review, we have set forth below the comment from the Comment Letter in bold type, followed by the Company’s response.
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Response Letter Received November 4, 2024
Risk Factors, page 6
1.We note your response to comment one and two, noting Mr. Jackson's vacated director role and your ownership interest in Lapetus. We also note that Lapetus provides information that is incorporated into your underwriting model. Revise your risk factor disclosure related to the potential to misvalue life insurance policies to note your ownership interest in one of the service providers that support your valuation activities.
Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company's quarterly report on Form 10-Q for the three months ended September 30, 2024 filed with the Commission on November 7, 2024 (the “Q3 Form 10-Q”) includes risk factor disclosure related to the potential to misvalue life insurance policies reflecting the Company's minority ownership interest in one of its service providers. Please refer to the risk factor disclosure in the Q3 Form 10-Q under the heading “The Company’s valuation of life insurance policies is uncertain as many life insurance policies’ values are tied to their actual maturity date and any erroneous valuations could have a material adverse impact on the Company’s business.”
The Company further confirms the Q3 Form 10-Q will be incorporated by reference into the S-3.
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Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

/s/ Jay J. Jackson

Jay J. Jackson
of ABACUS LIFE, INC.

cc:	(via email)
Ryan J. Maierson, Latham & Watkins LLP William H. McCauley, Abacus Life, Inc. Chris Romaine, Abacus Life, Inc.